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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               Haven Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Haven Bancorp, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   419352-10-9
          ------------------------------------------------------------
                                 (CUSIP Number)

                               Joseph R. Ficalora
                 Chairman, President and Chief Executive Officer
                                38-25 Main Street
                               Flushing, NY 11354
                                 (718) 359-6400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 2000
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP NO.  419352-10-9                                        PAGE 2 OF 17 PAGES
--------------------------                                  --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Queens County Bancorp, Inc.
     IRS #06-1377322

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [_]
                                                                         (B) [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     QCB*
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      1,800,000*
                 ---------------------------------------------------------------
 NUMBER OF       8    SHARED VOTING POWER
  SHARES
BENEFICIALLY          0
 OWNED BY        ---------------------------------------------------------------
   EACH          9    SOLE DISPOSITIVE POWER
 REPORTING
  PERSON              1,800,000*
   WITH          ---------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,800,000*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
     *BENEFICIAL OWNERSHIP OF 1,800,000 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO
     SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. QUEENS COUNTY BANCORP, INC. EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of Haven Bancorp, Inc., a Delaware corporation (the "Company"), the principal executive offices of which are located at 615 Merrick Avenue, Westbury, New York 11590.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This statement is being filed by Queens County Bancorp, Inc., a Delaware corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Queens County"). The principal business offices of Queens County are located at 38-25 Main Street, Flushing, New York 11354. Queens County has one principal banking subsidiary, Queens County Savings Bank, the assets of which currently constitute substantially all of the assets of Queens County. The names of the directors and executive officers of Queens County and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

         (d)-(e) Neither Queens County, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Queens County nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 4, the Company has granted to Queens County an option pursuant to which Queens County has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 1,800,000 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to the last reported sale price per Common Stock as reported on the National Association of Securities Dealers' Composite Tape on June 28, 2000, or $18.0625 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and Queens County were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $32,512,500. It is currently anticipated that such funds would be derived from working capital.

         Subject to market conditions and developments with respect to the Merger (as defined below), Queens County may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         (a)-(j) Queens County is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

         The Merger Agreement. The Company and Queens County have entered into an Agreement and Plan of Merger, dated as of June 27, 2000 (the "Merger Agreement"), pursuant to which the Company will be merged with and into Queens County (the "Merger"), with Queens County being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock will be converted into 1.04 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of Queens County ("Queens County Common Stock").

         In the event Queens County changes (or establishes a record date for changing) the number of shares of Queens County Common Stock issued and outstanding prior to the

Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Queens County Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

         As a result of the Merger, the Company will cease to exist as a separate legal entity.

         The Merger is subject to various regulatory approvals, the approval of the respective stockholders of the Company and Queens County and the satisfaction of other terms and conditions set forth in the Merger Agreement.

         As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Common Stock will be eligible for delisting from the Nasdaq Stock Market's National Market System, where it has been traded under the symbol "HAVN".

         The Option Agreement. In connection with the Merger Agreement, Queens County and the Company entered into a Stock Option Agreement, dated as of June 27, 2000 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted Queens County an Option to purchase, subject to adjustments in certain circumstances, up to 1,800,000 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to the last reported sale price per Common Stock as reported on the National Association of Securities Dealers' Composite Tape on June 28,2000, or $18.0625.

         Subject to applicable law and regulatory restrictions, Queens County may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

          (i) The Company or its Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Company Subsidiary"), without having received Queens County's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Queens County or any of its Subsidiaries (each, a "Queens County Subsidiary") or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement,
     (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Subsidiary (other than mergers, consolidations or similar transactions involving solely the Company and/or one or more wholly-owned Subsidiaries of the Company, provided, that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or the Company Subsidiary (except for any supermarket branches and related deposits of the Company located in New Jersey or Connecticut), or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the Company Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than Queens County or any Queens County Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Queens County or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction;

          (iv) The Company Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Queens County its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement after it shall have been publicly announced that any person (other than Queens County or any of its Subsidiaries) shall have made, or disclosed an intention to make, a bona fide proposal to engage in an Acquisition Transaction, or the Company or any Company Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Queens County or a Queens County Subsidiary;

          (v) Any person other than Queens County or any Queens County Subsidiary shall have made a bona fide proposal to the Company or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced; or

          (vi) Any person other than Queens County or any Queens County Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer).

         As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

          (i) The acquisition by any person (other than Queens County or any Queens County Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Queens County pursuant to Section 6.1(b)(ii) of the Option Agreement (a "Listed Termination"); or (iii) the passage of twelve (12) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

         As provided in the Option Agreement, in the event that Queens County is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Office of Thrift Supervision, the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, Queens County is obligated to promptly file the required notice or application for approval, promptly notify the Company of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

         Under applicable law, Queens County may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

         Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Option Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Queens County, subject to the express provisions the Option Agreement, may assign in whole or in part its rights and obligations thereunder; provided, however, that until the date 15 days following the date on which the OTS and the Federal Reserve Board has approved, to the extent required, an application by Queens County to acquire the shares of Common Stock subject to the Option, Queens County may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Queens County's behalf or (iv) any other manner approved by the Federal Reserve Board.

         In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Queens County pursuant to registration rights under the Option Agreement.

         In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Whenever the number of shares of Common Stock purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

         At any time after the occurrence of a Repurchase Event (as defined below) and prior to the date that is six (6) months immediately thereafter (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

         A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Queens County or any Queens County Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

         "Market/offer price" means the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with the Company, (iii) the highest closing price for shares of Common Stock within the one-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of the Company's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of the Company as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Company, divided by the number of shares of Common Stock of the Company outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Company.

         In the event that prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than Queens County or a Queens County Subsidiary, or engage in a plan of exchange with any person, other than Queens County or a Queens County Subsidiary, and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Queens County or a Queens County Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Company Subsidiary's assets or deposits to any person, other than Queens County or a Queens County Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

         Queens County may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Queens County) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that Queens County may not exercise such right if the Company has repurchased the Option (or any portion thereof) or any Option Shares as described above. The "Surrender Price" will be equal to $9 million (i) plus, if applicable, Queens County's purchase price actually paid with respect to any Option Shares purchased by Queens County and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by Queens County pursuant to the arm's length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over
(B) Queens County's purchase price of such Option Shares and (2) the net cash amounts, if any, received by Queens County pursuant to an arm's length sale of any portion of the Option sold.

         Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

         Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, Queens County may purchase shares of Common Stock in the open market or in privately negotiated transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) Queens County may be deemed to be the beneficial owner of the Option Shares. As provided in the

Option Agreement, Queens County may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Queens County has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. Queens County expressly disclaims beneficial ownership of such shares. Except with respect to Mr. Dominick Ciampa, a Queens County director who beneficially owns approximately 4000 shares of Common Stock through an investment retirement account, to the best knowledge of Queens County, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

         (b) If Queens County were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

         (c) Queens County acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

         To the best knowledge of Queens County, none of the persons listed in
Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         COMPANY.

         Except as described in Item 4 and Item 5 hereof, neither Queens County nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholdinproxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Agreement and Plan of Merger, dated as of June 27, 2000, by and between Queens County Bancorp, Inc. and Haven Bancorp, Inc. (filed as Exhibit 2.1 to Queens County's Current Report on Form 8-K dated June 30, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of June 27, 2000, between Queens County Bancorp, Inc. and Haven Bancorp, Inc. (filed as Exhibit 10.1 to Queens County's Current Report on Form 8-K dated June 30, 2000 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2000

                                            QUEENS COUNTY BANCORP, INC.


                                            By: /s/ Joseph R. Ficalora
                                               ------------------------
                                            Name:  Joseph R. Ficalora
                                            Title:  Chairman,
                                                    President and Chief
                                                    Executive Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                           QUEENS COUNTY BANCORP, INC.


         The names, business addresses and present principal occupations of the directors and executive officers of Queens County Bancorp, Inc. are set forth below. If no business address is given, the director's or officer's business address is 38-25 Main Street, Flushing, New York 11354. Directors of Queens County Bancorp, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


Name                    Present Principal Occupation or Employment and Address

*Joseph R. Ficalora     Chairman of the Board, President, and Chief Executive
                        Officer of Queens County Bancorp, Inc.

*Harold E. Johnson      Executive Vice President and Chief Financial Officer
                        (retired) of Continental Insurance Co.

*Donald M. Blake        President and Chief Executive Officer of Joseph J. Blake
                        & Associates, Inc., 10 East 40th Street, New York, New
                        York 10016, a real estate appraisal company.

*Max L. Kupferberg      Chairman of the Board of Directors of Kepco, Inc.,
                        131-38 Sanford Avenue, Flushing, New York, 11352-4245, an electronic power supply company.

*Henry E. Froebel       Vice Chairman (retired) of Rollins Hudig Hall of New
                        York, Inc., an insurance brokerage company.

*Howard C. Miller       Senior Vice President and Mortgage Officer (retired) of
                        Queens County Savings Bank.

*Dominick Ciampa        Principal of The Ciampa Organization, 136-26 37th
                        Avenue, Flushing, New York 11354, a construction company.

*Ronald H. O'Neill      Financial Consultant; Executive Vice President, Finance
                        (retired) of New York Shipping Association.

Michael J. Lincks       Executive Vice President and Corporate Secretary of
                        Queens County Bancorp, Inc.

Russ DiBenedetto        Senior Vice President and Auditor of Queens County
                        Bancorp, Inc.

James J. O'Donovan      Senior Vice President and Mortgage Officer of Queens
                        County Bancorp, Inc.

Robert Wann             Senior Vice President, Comptroller, and Chief Financial
                        Officer of Queens County Bancorp, Inc.

                                  Exhibit Index

Exhibit       Description

1. Agreement and Plan of Merger, dated as of June 27, 2000, by and between Queens County Bancorp, Inc. and Haven Bancorp, Inc. (filed as Exhibit 2.1 to Queens County's Current Report on Form 8-K dated June 30, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of June 27, 2000, between Queens County Bancorp, Inc. and Haven Bancorp, Inc. (filed as Exhibit
              10.1 to Queens County's Current Report on Form 8-K dated June 30, 2000 and incorporated herein by reference).